Exhibit 99.1



For immediate release

**Alcon's Third-Quarter Earnings Rise 22.4 Percent
as Sales Increase 10.6 Percent**

HUNENBERG, Switzerland, October 22, 2003 – Alcon, Inc. (NYSE:ACL) reported global sales of $822.7 million for the third quarter of 2003, an increase of 10.6 percent over global sales in the third quarter of 2002, or 7.6 percent excluding the impact of foreign exchange fluctuations. Reported net earnings for the third quarter of 2003 increased 22.4 percent to $153.1 million, or $0.49 per share on a diluted basis, compared to $125.1 million, or $0.41 per share, for the third quarter of 2002.

For the first nine months of 2003, Alcon reported global sales of $2,555.2 million, an increase of 13.1 percent over global sales of $2,259.9 million for the first nine months of 2002, or 9.4 percent excluding the impact of foreign exchange fluctuations. Net earnings for the first nine months of 2003 increased 20.8 percent to $461.5 million, or $1.49 per share on a diluted basis, compared to $381.9 million, or $1.27 per share, for the first nine months of 2002.

Net earnings for the third quarter of 2003 increased faster than sales primarily as a result of an improvement in gross profit margin compared to the third quarter of 2002 (72.2 percent in 2003 versus 71.2 percent in 2002), although gross margins for nine month results were stable in both years. The primary reason for the improvement in the quarter was a shift in the mix of products toward higher margin products, especially intraocular lenses and glaucoma products compared to last year's third quarter. Selling, general and administrative expenses registered only a small increase as a percent of sales for the third quarter of 2003 compared to the third quarter of 2002 (32.3 percent in 2003 versus 32.1 percent in 2002), as higher costs in the third quarter of 2003 related to the expansion of the U.S. sales force in the fourth quarter of 2002 were partially offset by declines in legal fees and bad debts. Research and development expenses as a percent of sales rose slightly to 10.6 percent in the third quarter of 2003 compared to 10.5 percent in the third quarter of 2002. The combined effect of these results caused operating income for the third quarter of 2003 to increase 14.7 percent over the same period in 2002. The company's effective tax rate was 30.4 percent for the third quarter of 2003, compared to 32.6 percent for last year's third quarter.

Tim Sear, Chairman, President and Chief Executive Officer of Alcon, commented, "Our performance in the third quarter and so far this year demonstrates the ability of our people to execute our plans consistently to date, and gives us confidence that we will be able to do so in the future. We have grown constant currency sales in our targeted range of 8-10 percent and translated that growth into even faster operating and net profit growth. The value of the diversification of our product lines was evident this quarter, as we overcame a temporary slowdown in U.S. pharmaceutical sales growth with strong pharmaceutical sales performance outside the U.S. and also with increases in sales of intraocular lenses, cataract equipment and consumer eye care products. With the wave of new products we have introduced this year, and with an extensive slate of new product applications expected in 2004, Alcon is at the beginning of a new product cycle that we believe will support top and bottom line growth for many years to come."

Third Quarter Sales Analysis

Led by strong growth of surgical products, U.S. sales totaled $434.6 million in the third quarter of 2003, an increase of 5.8% over U.S. sales of $410.9 million in the third quarter of 2002. Strong sales of intraocular lenses and glaucoma products contributed most of the sales growth in the U.S. International sales increased 16.5% to $388.1 million in the third quarter of 2003, up from $333.0 million in the same period last year. Favorable currency movements, which accounted for 6.7 percentage points of international sales growth, and a 28.6 percent increase in pharmaceutical sales were the key components of international sales growth. U.S. sales accounted for 52.8 percent of total sales in the third quarter of 2003, compared to 55.2 percent in last year's third quarter.

Global pharmaceutical sales for the third quarter of 2003 rose 11.6 percent compared to the third quarter of 2002, or 9.1 percent excluding the impact of foreign exchange fluctuations. Also driving this growth were sharp gains in **Travatan**® ophthalmic solution sales, which increased 91.5 percent to $33.9 million in the third quarter of 2003, along with healthy growth of **Azopt**® ophthalmic suspension outside the United States. Partially offsetting these positive factors were slower growth rates in the company's seasonal allergy and ear infection products, which together grew 3.3 percent in the third quarter of 2003 compared to the third quarter of 2002. Pharmaceutical sales growth slowed during the third quarter of 2003 because sales in the comparative period in 2002 were strong, especially in otic products, and because of a small reduction in wholesaler inventories during this year's third quarter.

Global surgical sales for the third quarter of 2003 rose 10.5 percent compared to the third quarter of 2002, or 6.7 percent excluding the impact of foreign exchange fluctuations. A 13.7 percent increase in sales of intraocular lenses and the commencement of **Infiniti**™ lens removal system shipments also contributed to the higher surgical sales in the third quarter of 2003 compared to the same period in 2002. Refractive sales had a negative impact on surgical sales growth, as increased procedural revenues arising from the rapid adoption of higher priced custom procedures were not sufficient to offset declines in the total number of procedures and equipment purchases.

Global consumer eye care sales increased 8.4 percent in the third quarter of 2003 compared to the third quarter of 2002, or 6.2 percent excluding the impact of foreign exchange fluctuations. Strong sales growth in contact lens care products outside the United States was a key factor in the overall growth of consumer eye care sales. The continuing success of the launch of the dry eye treatment, **Systane**™ lubricant eye drops, pushed the artificial tears franchise up 21.3 percent in the third quarter of 2003 compared to the third quarter of 2002.

Earnings Guidance

For the full year 2003, the company increased its guidance for sales to a range of $3,370 to $3,390 million and for diluted earnings per share to a range of $1.88 to $1.91. The company also stated that the current market consensus for 2004 diluted earnings per share is somewhat above its expectations, primarily because of the expiration of its patent on the ocular antibiotic, **Ciloxan**® ophthalmic solution, increases in marketing expenses in preparation for the expected launches of several major new products in 2005 and other start up expenses associated with the development of a backup intraocular lens manufacturing facility.

Balance Sheet and Liquidity

Accounts receivable and inventories at September 30, 2003 were 16.3 and 8.8 percent higher, respectively, than at December 31, 2002. Higher unit and dollar sales, along with a weaker U.S. dollar versus other major currencies, were the primary reasons for the increase in these balances from the beginning of the year. At September 30, 2003, Alcon reported cash and cash equivalents of $1,195.1 million, total debt of $1,714.2 million and consolidated net worth of $1,415.6 million. The net debt balance declined $389.7 million during the first nine months of 2003 to $519.1 million, as the company continued to generate significant cash flow from operations. Management believes that net debt is an important measure of the company's overall liquidity because large balances of cash and cash equivalents are in Switzerland, while the company's debt is located in subsidiary operating companies elsewhere.

	(USD in millions)	
	September 30, 2003	December 31, 2002
NET DEBT		
Short term borrowings	$ 1,628.2	$ 1,772.8
Current maturities of long term debt	13.0	23.1
Long term debt	73.0	80.8
Total debt	1,714.2	1,876.7
Less: Cash and cash equivalents	1,195.1	967.9
Net debt	$ 519.1	$ 908.8

ALCON, INC. AND SUBSIDIARIES
Condensed Consolidated Statements of Earnings (Unaudited)
(USD in millions, except share and per share data)

	Three months ended September 30,		Nine months ended September 30,	
	2003	**2002**	**2003**	**2002**
Sales	$ 822.7	$ 743.9	$ 2,555.2	$ 2,259.9
Cost of goods sold	228.3	214.5	748.7	659.4
Gross profit	594.4	529.4	1,806.5	1,600.5
Selling, general and administrative	265.4	238.6	820.7	737.8
Research and development	87.4	77.9	254.9	227.4
Amortization of intangibles	17.0	17.0	51.0	50.9
Operating income	224.6	195.9	679.9	584.4
Other income (expense):				
Gain (loss) from foreign currency, net	0.3	(1.8)	1.9	4.1
Interest income	4.7	2.2	13.8	18.6
Interest expense	(9.6)	(10.7)	(32.6)	(42.2)
Other	--	--	0.1	1.2
Earnings before income taxes	220.0	185.6	663.1	566.1
Income taxes	66.9	60.5	201.6	184.2
Net earnings	$ 153.1	$ 125.1	$ 461.5	$ 381.9
Basic earnings per common share	$ 0.50	$ 0.41	$ 1.50	$ 1.28
Diluted earnings per common share	$ 0.49	$ 0.41	$ 1.49	$ 1.27
Basic weighted average common shares	307,963,762	307,665,063	307,935,416	299,393,320
Diluted weighted average common shares	311,491,817	308,690,590	310,415,208	300,176,181

ALCON, INC. AND SUBSIDIARIES
Global Sales
(USD in millions)

	Three Months Ended September 30,		%	% Constant
	2003	2002	Growth	Currency
GEOGRAPHIC SALES				
United States:				
Pharmaceutical	$ 188.6	$ 183.7	2.7%	2.7%
Surgical	181.8	165.7	9.7%	9.7%
Consumer Eye Care	64.2	61.5	4.4%	4.4%
Total United States	**434.6**	**410.9**	**5.8%**	**5.8%**
International:				
Pharmaceutical	124.9	97.1	28.6%	21.3%
Surgical	198.8	178.8	11.2%	4.0%
Consumer Eye Care	64.4	57.1	12.8%	8.2%
Total International	**388.1**	**333.0**	**16.5%**	**9.8%**
TOTAL SALES	**$ 822.7**	**$ 743.9**	**10.6%**	**7.6%**
PRODUCT SALES				
Infection/Inflammation Products	$ 122.4	$ 109.9	11.4%	
Glaucoma Products	106.8	87.2	22.5%	
Allergy Products	54.1	50.6	6.9%	
Otic Products	35.7	36.3	(1.7%)	
Other Pharmaceuticals/Rebates	(5.5)	(3.2)	71.9%	
Total Pharmaceuticals	**313.5**	**280.8**	**11.6%**	
IOL's	118.6	104.3	13.7%	
Cat/Vit Products	245.3	222.3	10.3%	
Refractive Products	16.7	17.9	(6.7%)	
Total Surgical	**380.6**	**344.5**	**10.5%**	
Contact Lens Disinfectants	72.1	68.3	5.6%	
Artificial Tears	29.1	24.0	21.3%	
Other	27.4	26.3	4.2%	
Total Consumer Eye Care	**128.6**	**118.6**	**8.4%**	
TOTAL SALES	**$ 822.7**	**$ 743.9**	**10.6%**	

ALCON, INC. AND SUBSIDIARIES
Global Sales
(USD in millions)

	Nine Months Ended September 30,		%	% Constant
	2003	2002	Growth	Currency
GEOGRAPHIC SALES				
United States:				
Pharmaceutical	$ 645.1	$ 555.4	16.2%	16.2%
Surgical	527.2	499.4	5.6%	5.6%
Consumer Eye Care	200.0	194.0	3.1%	3.1%
Total United States	**1,372.3**	**1,248.8**	**9.9%**	**9.9%**
International:				
Pharmaceutical	363.2	286.4	26.8%	19.6%
Surgical	632.2	553.9	14.1%	4.2%
Consumer Eye Care	187.5	170.8	9.8%	5.6%
Total International	**1,182.9**	**1,011.1**	**17.0%**	**8.8%**
TOTAL SALES	**$ 2,555.2**	**$ 2,259.9**	**13.1%**	**9.4%**
PRODUCT SALES				
Infection/Inflammation Products	$ 388.6	$ 335.0	16.0%	
Glaucoma Products	314.7	257.1	22.4%	
Allergy Products	230.1	185.5	24.0%	
Otic Products	98.0	76.3	28.4%	
Other Pharmaceuticals/Rebates	(23.1)	(12.1)	90.9%	
Total Pharmaceuticals	**1,008.3**	**841.8**	**19.8%**	
IOL's	362.7	319.4	13.6%	
Cat/Vit Products	742.4	676.8	9.7%	
Refractive Products	54.3	57.1	(4.9%)	
Total Surgical	**1,159.4**	**1,053.3**	**10.1%**	
Contact Lens Disinfectants	214.6	207.1	3.6%	
Artificial Tears	87.3	75.3	15.9%	
Other	85.6	82.4	3.9%	
Total Consumer Eye Care	**387.5**	**364.8**	**6.2%**	
TOTAL SALES	**$ 2,555.2**	**$ 2,259.9**	**13.1%**	

ALCON, INC. AND SUBSIDIARIES
Condensed Consolidated Balance Sheets (Unaudited)
(USD in millions)

	September 30, 2003	December 31, 2002
Assets		
Current assets:		
Cash and cash equivalents	$ 1,195.1	$ 967.9
Investments	95.9	66.3
Trade receivables, net	636.7	547.5
Inventories	448.6	412.3
Deferred income tax assets	128.7	128.7
Other current assets	57.1	88.2
Total current assets	2,562.1	2,210.9
Property, plant and equipment, net	750.9	679.1
Intangible assets, net	347.5	392.8
Goodwill	553.0	549.8
Long term deferred income tax assets	107.4	90.1
Other assets	33.5	47.1
Total assets	$ 4,354.4	$ 3,969.8
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	$ 120.3	$ 117.0
Short term borrowings	1,628.2	1,772.8
Current maturities of long term debt	13.0	23.1
Other current liabilities	743.5	659.4
Total current liabilities	2,505.0	2,572.3
Long term debt, net of current maturities	73.0	80.8
Long term deferred income tax liabilities	81.4	85.8
Other long term liabilities	279.4	256.6
Contingencies		
Shareholders' equity		
Common shares	42.5	42.5
Additional paid-in capital	510.9	508.5
Accumulated other comprehensive income/(loss)	62.6	(16.4)
Deferred compensation	(9.4)	(15.2)
Retained earnings	817.3	463.0
Treasury shares, at cost	(8.3)	(8.1)
Total shareholders' equity	1,415.6	974.3
Total liabilities and shareholders' equity	$ 4,354.4	$ 3,969.8

Alcon, Inc. (NYSE: ACL) is the world's leading eye care company. Alcon, which has been dedicated to the ophthalmic industry for more than 50 years, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contact lens care solutions and other vision care products that treat diseases, disorders and other conditions of the eye. Alcon's majority shareholder is Nestle, S.A., the world's largest food company.

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Caution Concerning Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements principally relate to statements regarding the expectations of our management with respect to the future performance of various aspects of our business. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward-looking statements. Words such as "may," "will," "should," "could," "would," "expect," "plan," "anticipate," "believe," "hope," "intend," "estimate," "project," "predict," "potential" and similar expressions are intended to identify forward-looking statements. These statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties and are not intended to give any assurance as to future results. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Factors that might cause future results to differ include, but are not limited to, the following: the development of commercially viable products may take longer and cost more than expected; changes in reimbursement procedures by third-party payers; competition may lead to worse than expected financial condition and results of operations; currency exchange rate fluctuations may negatively affect our financial condition and results of operations; pending or future litigation may negatively impact our financial condition and results of operations; litigation settlements may adversely impact our financial condition; product recalls or withdrawals may negatively impact our financial condition or results of operations; government regulation or legislation may negatively impact our financial condition or results of operations; changes in tax laws or regulations in the jurisdictions in which we and our subsidiaries are subject to taxation may adversely impact our financial performance; supply and manufacturing disruptions could negatively impact our financial condition or results of operations. You should read this press release with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

For information, contact:
Doug MacHatton (Alcon Investor Relations)
800-400-8599
Mary Dulle (Alcon Public Relations)
817-551-8058
www.alconinc.com